EX-99.1

OBOOK Holdings Inc. Announces Financial Results for the Full Year 2025 Ended December 31, 2025

Arlington, Virginia, United States, April 29, 2026 – OBOOK Holdings Inc. (NASDAQ: OWLS) (the “Company” or “OwlTing”), a blockchain technology company operating as the OwlTing Group, today announced full year 2025 results and highlighted the completion of the core infrastructure buildout underlying OwlPay, its compliant global settlement platform for stablecoin-enabled cross-border payments.

During 2025, the Company completed its Nasdaq direct listing, expanded U.S. regulatory coverage to 39 state money transmitter licenses, integrated key settlement rails, including Circle Payments Network, and positioned OwlPay for enterprise-scale onboarding and commercialization in 2026.

Full Year 2025 Highlights: The Infrastructure Buildout Year

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Completed the core buildout of OwlPay's global settlement infrastructure, encompassing enterprise stablecoin on-ramp and off-ramp capabilities, wallet infrastructure, cross-border settlement, and fiat payout capabilities, designed to support enterprise fund flows between stablecoins and fiat currencies.
•
Integrated key settlement and payout rails, including Circle Payments Network for stablecoin settlement and Visa Direct for cross-border remittance through the OwlPay Cash App, broadening OwlPay's interoperability across both stablecoin and global payout networks.
•
Expanded U.S. regulatory coverage to 39 state Money Transmitter Licenses as of December 31, 2025. Upon obtaining the Nevada license in January 2026, the Company now holds 40 state licenses[1] and maintains a VASP registration in Poland and an Electronic Payment Intermediary Service Provider (Bank API) license in Japan. Active license applications are pending for an EMI license and CASP registration under MiCAR in the EU, a fund transfer service license and stablecoin license in Japan, with licensing preparations underway in Hong Kong, Singapore, and select Latin American markets, subject to applicable regulatory review and approval.

Recent Operational Highlights

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Expanded Visa collaboration and Cross River Bank onboarding to strengthen U.S. payment capability. In April 2026, the Company integrated Visa Direct within OwlPay's payment infrastructure, creating a card-to-wallet on-ramp channel that enables eligible U.S. debit cardholders to fund USDC transactions directly, now live within OwlPay Harbor and OwlPay Wallet Pro, subject to applicable issuer, partner, compliance, and program requirements. The Company also completed account onboarding and due diligence with Cross River Bank, establishing U.S. dollar fund movement and treasury connectivity that supports OwlPay's enterprise on-ramp, off-ramp, and payout flows.
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Expanded OwlPay Harbor enterprise client base. As of the date of this release, OwlPay Harbor had 36 enterprise clients with executed commercial agreements, up from more than 20 clients reported on March 31, 2026, with aggregate annual payment volume across these clients' own existing businesses growing from over US$5 billion to over US$6 billion.[2]The 36 clients comprise 29 with both an executed Master Services Agreement (MSA) and fee schedule, and 7 clients with an executed fee schedule currently advancing toward MSA execution.[3]
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Diversified client verticals and global corridor coverage. The OwlPay Harbor enterprise client base spans cross-border payment companies, financial institutions, digital wallets, blockchain and Web3 platforms, merchant platforms, digital banks, cryptocurrency exchanges, and humanitarian organizations. Cross-border payment companies represent the largest client category by count. Approximately one-third of these clients operate cross-border payment activity spanning four or more geographic regions, most frequently the United States, Greater Asia, the United Arab Emirates, Europe, and Africa[4]. The breadth of these anticipated client payment flows reflects a broader institutional evaluation of regulated stablecoin settlement in cross-border payments; enterprises with multi-corridor flow requirements are seeking to reduce their reliance on fragmented correspondent banking networks, multiple payment partners, and disparate compliance counterparties through more integrated and regulated settlement infrastructure.
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Secured US$10 million convertible investment. In April 2026, the Company secured US$10 million in gross proceeds from Lind Global Asset Management, with access to up to US$50 million in total funding, subject to mutual consent and other applicable conditions, to support global expansion of OwlPay payment infrastructure, regulatory licensing, and strategic growth initiatives.
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Announced collaboration with Arta Global Markets Limited (AGML). In January 2026, the Company announced a collaboration with AGML to integrate payment, trading, settlement, and custody capabilities in support of digital asset on/off ramp services and cross-currency payments across more than 30 local currencies.

Management Commentary

Darren Wang, Founder and Chief Executive Officer at OwlTing Group, commented, “2025 was a foundational year for OwlTing. We completed our Nasdaq direct listing and, more importantly, the core buildout of the infrastructure we believe will power the next phase of compliant, stablecoin-enabled cross-border settlement, spanning OwlPay Harbor, payment gateway connectivity, wallet infrastructure, and consumer applications.

As of April 2026, OwlPay Harbor continues onboarding 36 enterprise clients across multiple geographies and verticals, which we view as a meaningful early indicator of enterprise demand forming around the infrastructure we built. 2025 was a year of building infrastructure; from 2026 onward, we are advancing enterprise adoption and commercial expansion.”

Winnie Lin, Chief Financial Officer at OwlTing Group, stated, “Our 2025 financial profile reflects a deliberate transition year. Revenue of US$7.9 million was primarily generated by our existing Taiwan-based businesses, fiat payment gateway services, hospitality software, and e-commerce. What we were doing in parallel was building something fundamentally different: the global payment and stablecoin settlement infrastructure underpinning OwlPay Harbor, including 39 U.S. state money transmitter licenses, Circle Payments Network integration, and the full enterprise on-ramp, off-ramp, wallet, and payout connectivity stack. That buildout was deliberate, and 2025 results should be viewed in that context.

The reported results include US$16.8 million in non-cash share-based compensation and approximately US$6.9 million in non-recurring listing-related expenses, together accounting for US$23.7 million. Excluding these items, the underlying operating loss improved to US$8.2 million from US$10.3 million in 2024, with the adjusted recurring cost base essentially flat year-over-year. Entering 2026, those listing costs fall away, and the infrastructure we spent 2025 building is live. OwlPay Harbor is designed to generate international, transaction-based, infrastructure-driven revenue, which is a fundamentally different profile from our 2025 mix. Certain Visa Direct-enabled use cases carry higher fee economics than core settlement flows, adding yield as volume scales. With a largely fixed cost structure, we expect incremental transaction revenue to flow through at structurally favorable margins as enterprise clients activate.”

Full Year 2025 Financial Results

Throughout this press release, references to "Adjusted" financial measures exclude share-based compensation expenses recognized in connection with RSUs and RSAs granted under the Company's Share Incentive Plan. These non-IFRS measures are not prepared in accordance with IFRS and should not be considered a substitute for IFRS financial results.

Revenue

Total revenue was US$7.9 million in 2025, compared to US$7.6 million in 2024. Revenue performance during the period should be viewed in the context of a transition year, during which the Company intentionally prioritized the completion of its core payment infrastructure over short-term revenue acceleration.

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Revenue from payment servicesincreased nearly 10% to US$4.4 million in 2025, compared to US$4.0 million in 2024, driven by higher gross payment volumes and an expanding customer base across core markets. Payment services contributed 56.2% of total revenue in 2025, compared to 53.2% in the prior year, reflecting the continued strength of the Company’s payment operations during the transition year.

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Revenue from hospitality services increased to US$2.9 million in 2025 from US$2.8 million in 2024. The increase was primarily driven by growth in OwlNest subscription revenue, which rose 26.6%, supported by 9.5% growth in OwlNest Subscribers[5] to over 2,800 as of December 31, 2025 and 11.6% year-over-year growth in OwlNest's Annual Recurring Revenue (ARR) to above US$1 million.

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Revenue from the e-commerce platform declined to US$0.5 million from US$0.8 million in 2024. The decrease reflects the Company’s continued strategic reallocation of internal resources toward higher-growth business lines, particularly its payment infrastructure platform.

Cost of Revenue

Cost of revenue in 2025 was US$7.7 million compared to US$6.6 million in 2024, an increase of 16.7%, primarily reflecting the growth of the Company’s payment business and the inclusion of approximately US$0.9 million in non-cash share-based compensation recognized within cost of revenue.

Gross Profit

Gross profit in 2025 was US$0.2 million compared to US$1.01 million in 2024. Gross margin decreased to 2.6% from 13.3% in 2024, primarily due to the impact of share-based compensation expenses recognized within cost of revenue.

Adjusted gross profit (defined as gross profit excluding non-cash share-based compensation expenses recognized within cost of revenue) in 2025 grew 11.2% to US$1.1 million from US$1.0 million in 2024.

Operating Expenses

Operating expenses totaled US$32.4 million in 2025, compared with US$9.9 million in 2024. The significant increase was primarily attributable to share-based compensation expenses recognized in connection with RSUs and RSAs granted under the Company’s share incentive plan, as well as higher legal, professional, and listing-related expenses incurred in connection with the Company’s Nasdaq listing in October 2025.

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Marketing and sales expenses increased to US$3.6 million in 2025 from US$2.0 million in 2024, primarily driven by share-based compensation expenses of US$1.6 million recognized in connection with RSAs granted under the Company's share incentive plan, which were not present in the prior year. Excluding the non-cash share-based compensation impact, marketing and sales expenses would have been US$2.0 million, representing a 3.5% decrease compared to the prior year. The reduction in cash-based marketing and sales expenses was primarily driven by operational efficiency gains, including the use of internal productivity tools that reduced reliance on third-party content and marketing service providers, partially offset by an increase in depreciation and headcount-related costs as the Company expanded its sales team.
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General and administrative expensesincreased to US$21.7 million in 2025 from US$5.2 million in 2024, primarily due to share-based compensation of US$10 million recognized in connection with RSAs and RSUs granted under the Company's share incentive plan, which was not present in the prior year. Excluding the non-cash share-based compensation, general and administrative expenses would have been US$11.7 million, an increase of US$6.5 million from the prior year. This increase was primarily driven by an increase in legal and professional service fees from US$1.9 million in 2024 to US$7.3 million in 2025, as well as media, marketing, and other professional service expenses of US$1.5 million incurred in connection with the Company's Nasdaq listing, both of which were primarily non-recurring in nature. Going forward, while the Company expects to continue incurring costs associated with maintaining its public company status, the absence of one-time listing-related costs is expected to result in a moderation of general and administrative expenses compared to the significant year-over-year increase recorded in 2025.
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Research and development expensesincreased to US$7.0 million in 2025 from US$2.6 million in 2024, primarily due to share-based compensation of US$4.3 million recognized in connection with RSAs and RSUs granted under the Company's share incentive plan. Excluding the non-cash share-based compensation impact, research and development expenses would have been approximately US$2.7 million, representing a 6.8% increase compared to the prior year, reflecting a modest increase in cash investment in technology and product development while maintaining spending discipline.

Net Loss

Net loss was US$31.9 million in 2025 compared to US$10.3 million in 2024. The significant increase was primarily attributable to share-based compensation expenses recognized in connection with RSUs and RSAs granted under the share incentive plan, as well as non-recurring listing-related professional expenses.

Liquidity and Capital Resources

Operating cash outflows totaled US$11.5 million in 2025, compared to US$9.1 million in 2024. The increase was primarily attributable to higher payments to suppliers and professional service providers, including non-recurring costs associated with the Company’s public listing in 2025. As of December 31, 2025, the Company had cash and restricted cash of US$9.4 million, compared to US$8.7 million as of December 31, 2024. Net cash provided by financing activities was US$13.6 million, primarily attributable to the capital in connection with equity financing during the year. During 2025, the Company raised US$16.6 million through equity financings and US$2.5 million through SAFE agreements. Subsequent to year-end, on April 3, 2026, the Company entered into a Securities Purchase Agreement with Lind Global Asset Management XV LLC for US$10 million in gross proceeds, with access to up to US$50 million in total funding subject to mutual consent, further strengthening the Company's liquidity position to support continued execution of its infrastructure and commercialization roadmap.

Share Repurchase Program

On November 26, 2025, the Company announced that its Board of Directors authorized a share repurchase program of up to US$10 million of the Company’s Class A common stock. The repurchase program, effective for nine months, reflects the Board’s view that the repurchase authorization provides flexibility in capital allocation as the Company executes its long-term infrastructure strategy and evaluates near-term catalysts across its payment technology pipeline. Under the authorization, OwlTing may repurchase shares from time to time in the open market or through other methods permitted under applicable law, including pursuant to a Rule 10b5-1 trading plan, in accordance with applicable securities laws and Rule 10b-18 under the U.S. Securities Exchange Act of 1934. The Company is not obligated to repurchase any specific number of shares, and the program may be modified, suspended, or terminated at any time based on market conditions, corporate needs, or other factors deemed relevant by the Company.

As of December 31, 2025, the Company had repurchased approximately 15,855 Class A Common Shares for approximately US$0.1 million at an average price of US$6.59 per share. As of December 31, 2025, approximately US$9.9 million remained available under the program.

Conference Call Information

The Company’s management team will host a conference call at 8:30 Eastern Time on April 30, 2026 to discuss the financial results and recent business developments. Details of the webcast are as follows:

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Date and time: 8:30 Eastern Time on April 30, 2026
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Webcast link: https://events.zoom.us/ev/AnOTyvG3Y9wQqw7yacA9VQjKvLWbbWYm6dO2hlF57YILSooj7yYh~AjSbMXMkTEdNEL9hjRr-jVwZlMzSmshcyR15pmhcS5fKI_HPnegU4EWM2A

A live and archived webcast of the conference call will be available on the Company’s investors relations website at https://www.owlting.com/portal/?lang=en

About OBOOK Holdings Inc. (NASDAQ: OWLS)

OBOOK Holdings Inc. (NASDAQ: OWLS) is a blockchain technology company operating as the OwlTing Group. The Company was founded in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2026, OwlTing was named to the Financial Times and Statista “High-Growth Companies Asia-Pacific 2026” list, ranking No. 226 among the top 500 fastest-growing companies in the region with a 42% CAGR. In 2025, OwlTing was ranked among the top 2 global players in the "Enterprise & B2B" category by CB Insights' Stablecoin Market Map. The Company’s mission is to use blockchain technology to provide businesses with more reliable and transparent data management, to reinvent the global flow of funds for businesses and consumers, and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a Web2 and Web3 hybrid payment solution, to empower global businesses to operate confidently in the expanding stablecoin economy. For more information, visit https://www.owlting.com/portal/?lang=en.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or the Company’s future financial or operating performance and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements can often be identified by words such as “may,” “will,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “estimate,” or similar expressions. These forward-looking statements are based on the Company’s current expectations and assumptions and speak only as of the date of this announcement. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these statements and are encouraged to review the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission.

Non-IFRS Financial Measures

This press release presents certain non-IFRS financial measures, including non-IFRS cost of revenue, non-IFRS gross profit, non-IFRS gross margin, non-IFRS marketing and sales expenses, non-IFRS general and administrative expenses, and non-IFRS research and development expenses, which exclude share-based compensation expenses recognized in connection with restricted share units (RSUs) and restricted share awards (RSAs) granted under the Company's Share Incentive Plan. These non-IFRS financial measures are not prepared in accordance with IFRS Accounting Standards and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with IFRS. Other companies may calculate similarly titled measures differently, which reduces their usefulness as comparative measures. A reconciliation of each non-IFRS financial measure to its most directly comparable IFRS measure is set forth in the accompanying financial tables.

The Company believes these non-IFRS financial measures provide useful information to investors by (i) isolating the cash component of the Company's operating expenses, separate from the non-cash impact of equity-based incentives; (ii) providing a more meaningful comparison of the Company's operational performance from period to period; and (iii) reflecting the underlying trends in the Company's business operations independent of the recognition of share-based compensation.

OBOOK Holdings Inc. Investor Relations

ir@owlting.com

OBOOK Holdings Inc. Media Relations

pr_office@owlting.com

The Blueshirt Group, Investor Relations

OwlTing@BlueshirtGroup.co

[1] All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc. As of April 29, 2026, OwlTing Group has obtained MTL licenses or their equivalent in 40 U.S. states. The Company is actively applying for licenses in additional jurisdictions. For a list of U.S. licenses obtained, please see https://www.owlting.com/owlpay/licenses?lang=en.

[2] The US$5 billion and US$6 billion figures cited in this press release represent the aggregate estimated annual payment volume processed by these enterprise clients across their own existing businesses, based on information provided by clients at the time of engagement. They reflect the scale of enterprise activity that has selected OwlPay Harbor as a settlement infrastructure partner. These figures do not represent transaction volume processed through OwlPay Harbor, guaranteed revenue to OwlTing Group, or a financial forecast of any kind, and should not be used to derive revenue projections or financial performance estimates. The Company's share of these client flows over time will depend on individual client activation, payment corridor availability, ongoing compliance review, and platform ramp-up.

[3] The reporting scope applied as of the date of this release captures enterprise clients that have, at minimum, executed a fee schedule with the Company, representing the initial commercial commitment in OwlTing's contracting workflow, with subsequent execution of a Master Services Agreement (MSA) representing full contractual onboarding. This scope differs from the criteria used in the Company's first-quarter 2026 milestone disclosure dated March 31, 2026, which described clients with executed agreements together with clients in active onboarding processes. Period-over-period comparisons should be read with this methodology refinement in mind.

[4] Corridor information reflects the geographic regions in which the 36 enterprise clients have indicated they conduct or plan to conduct cross-border payment activity, based on information provided by the clients at the time of engagement. It does not represent transaction volume processed through OwlPay Harbor in any of these corridors and may change over time.

[5] An OwlNest Subscriber is defined as a customer with an active, paid OwlNest subscription as of the end of the applicable reporting period. The Company treats each customer account that has a corresponding contract as a unique OwlNest Subscriber, and a single organization with multiple branches may be counted as multiple OwlNest Subscribers.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2025 and 2024

(Expressed in U.S. Dollars)

	December 31, 2025	December 31, 2024
Assets
Current assets:
Cash	$7,493,875	4,511,377
Restricted cash	1,860,930	4,210,381
Accounts receivable	400,941	299,359
Other receivables	47,070	51,834
Current tax assets	7,047	21,174
Prepayment	648,064	2,135,731
Other financial assets - current	7,100,069	5,397,240
Other current assets	95,955	160,844
Total current assets	17,653,951	16,787,940
Non-current assets:
Property, plant and equipment	926,596	366,350
Right-of use assets	3,453,417	4,556,692
Other intangible assets	421,814	391,737
Goodwill	—	287,285
Other financial assets - non-current	675,134	721,346
Other non-current assets	20,769	209,316
Total non-current assets	5,497,730	6,532,726
Total assets	$23,151,681	23,320,666

Liabilities and Equity
Current liabilities:
Contract liabilities - current	$1,869,172	1,735,806
Accounts payable	1,851,494	1,687,449
Other payables	3,711,946	2,053,402
Other payables to related parties	2,465,324	1,723,390
Current tax liabilities	5,888	3,909
Current provisions	74,595	68,944
Lease liabilities - current	1,126,510	1,177,303
Long-term borrowings, current potion	832,233	332,974
Current preference share liabilities	—	406,366
Other current liabilities - receipts under custody	11,705,838	11,854,693
Other current liabilities	130,333	111,754
Total current liabilities	23,773,333	21,155,990

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2025 and 2024

(Expressed in U.S. Dollars)

	December 31, 2025	December 31, 2024
Non-current liabilities:
Long-term borrowings	2,810	800,913
Lease liabilities - non-current	2,780,453	3,789,208
Non-current preference share liabilities	—	1,569,999
Other non - current liabilities	172,860	299,136
Total non-current liabilities	2,956,123	6,459,256
Total liabilities	26,729,456	27,615,246
Equity attributable to owners of parent:
Share capital	88,408	80,866
Advance receipts for share capital	—	2,000,000
Capital surplus	130,456,061	51,678,353
Accumulated deficit	(92,468,883)	(60,612,910)
Other equity	(41,549,740)	2,555,649
Treasury share	(104,515)	—
Equity attributable to owners of the parent	(3,578,669)	(4,298,042)
Non-controlling interest	894	3,462
Total Equity	(3,577,775)	(4,294,580)
Total liabilities and equity	$23,151,681	23,320,666

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

	2025	2024	2023
Revenue	$7,861,091	7,569,630	6,399,387
Costs of revenue	(7,659,933)	(6,562,702)	(5,130,739)
Gross profit	201,158	1,006,928	1,268,648
Operating expenses:
Marketing and sales	(3,645,049)	(2,120,196)	(2,455,895)
General and administrative	(21,725,516)	(5,232,219)	(3,360,702)
Research and development	(7,042,198)	(2,571,150)	(2,230,589)
Total operating expenses	(32,412,763)	(9,923,565)	(8,047,186)
Net operating loss	(32,211,605)	(8,916,637)	(6,778,538)
Non-operating income and expense:
Interest income	75,836	75,103	96,575
Foreign currency exchange gains	835,046	7,025	87,642
Foreign currency exchange losses	(5,979)	(1,053,705)	(16,472)
Loss on financial liabilities at fair value through profit or loss	(76,212)	(259,418)	(143,693)
Loss on extension of preference share liabilities	—	—	(26,209)
Other losses	(303,149)	(25,741)	(24,288)
Other income	95,104	76,365	154,226
Finance costs	(260,676)	(177,888)	(137,210)
Total non-operating income and expenses	359,970	(1,358,259)	(9,429)
Loss before tax	(31,851,635)	(10,274,896)	(6,787,967)
Income tax (expenses) benefit	(6,959)	2,616	6,729
Net loss	(31,858,594)	(10,272,280)	(6,781,238)
Other comprehensive income (loss):
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences on translation of foreign financial statements	(841,442)	1,321,784	(53,239)
Components of other comprehensive income (loss) that will be reclassified to loss	(841,442)	1,321,784	(53,239)
Other comprehensive income (loss)	(841,442)	1,321,784	(53,239)
Total comprehensive loss	$(32,700,036)	(8,950,496)	(6,834,477)
Loss attributable to:
Owners of the parent	$(31,852,853)	(10,269,908)	(6,748,574)
Non-controlling interests	(5,741)	(2,372)	(32,664)
	$(31,858,594)	(10,272,280)	(6,781,238)
Total comprehensive loss attributable to:
Owners of the parent	$(32,694,348)	(8,947,970)	(6,801,817)
Non-controlling interests	(5,688)	(2,526)	(32,660)
	$(32,700,036)	(8,950,496)	(6,834,477)
Loss per share
Basic and Diluted loss per share	$(0.39)	(0.13)	(0.09)

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

	2025	2024	2023
Cash flows from operating activities:
Loss for the year	$(31,858,594)	(10,272,280)	(6,781,238)
Adjustments for:
Depreciation expense	1,467,313	1,257,626	869,702
Amortization expense	106,693	83,828	78,461
Expected credit impairment loss	224,423	—	—
Loss on financial liabilities at fair value through profit or loss	76,212	259,418	143,693
Share-based compensation costs	17,109,889	—	—
Impairment loss on intangible assets	288,813	641	646
Impairment loss on property, plant and equipment	1,783	6,183	4,136
Finance costs	260,676	177,888	137,210
Interest income	(75,836)	(75,103)	(96,575)
Government subsidy income	(700)	(153)	—
Profit from lease modification	(4,458)	(15,113)	(350)
Loss on extension of preference share liabilities	—	—	26,209
Income tax expenses (benefit)	6,959	(2,616)	(6,729)
	(12,396,827)	(8,579,681)	(5,624,835)
Change in operating assets and liabilities:
Decrease (increase) in notes receivable	—	4,025	(4,025)
Decrease (increase) in accounts receivable	(104,255)	53,997	262,285
Decrease (increase) in other receivables	(216,985)	9,570	(45,456)
Increase in other receivables from related parties	—	—	(12)
Decrease (increase) in prepayment	1,487,667	(1,742,690)	(81,604)
Decrease (increase) in other current assets	64,889	83,544	(58,933)
Increase in other non-current assets	—	—	(1,992)
Increase (decrease) in contract liabilities	133,366	467,503	(264,301)
Increase (decrease) in accounts payable	164,045	(116,125)	569,998
Increase (decrease) in other payable	(383,445)	786,680	(52,108)
Increase in provisions	5,651	26,563	42,381
Increase (decrease) in other payable from related parties	(8,014)	(8,236)	18,569
Decrease in other current liabilities	(139,654)	(7,598)	(64,457)
Decrease in other non-current liabilities	—	—	(64,951)
Cash used in operations	(11,393,562)	(9,022,448)	(5,369,441)
Interest received	75,836	75,103	96,575
Interest paid	(223,358)	(114,823)	(107,438)
Income taxes paid	10,189	(8,112)	(35,168)
Net cash used in operating activities	(11,530,895)	(9,070,280)	(5,415,472)

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

	2025	2024	2023
Cash flows from operating activities:
Loss for the year	$(31,858,594)	(10,272,280)	(6,781,238)
Adjustments for:
Depreciation expense	1,467,313	1,257,626	869,702
Amortization expense	106,693	83,828	78,461
Expected credit impairment loss	224,423	—	—
Loss on financial liabilities at fair value through profit or loss	76,212	259,418	143,693
Share-based compensation costs	17,109,889	—	—
Impairment loss on intangible assets	288,813	641	646
Impairment loss on property, plant and equipment	1,783	6,183	4,136
Finance costs	260,676	177,888	137,210
Interest income	(75,836)	(75,103)	(96,575)
Government subsidy income	(700)	(153)	—
Profit from lease modification	(4,458)	(15,113)	(350)
Loss on extension of preference share liabilities	—	—	26,209
Income tax expenses (benefit)	6,959	(2,616)	(6,729)
	(12,396,827)	(8,579,681)	(5,624,835)
Change in operating assets and liabilities:
Decrease (increase) in notes receivable	—	4,025	(4,025)
Decrease (increase) in accounts receivable	(104,255)	53,997	262,285
Decrease (increase) in other receivables	(216,985)	9,570	(45,456)
Increase in other receivables from related parties	—	—	(12)
Decrease (increase) in prepayment	1,487,667	(1,742,690)	(81,604)
Decrease (increase) in other current assets	64,889	83,544	(58,933)
Increase in other non-current assets	—	—	(1,992)
Increase (decrease) in contract liabilities	133,366	467,503	(264,301)
Increase (decrease) in accounts payable	164,045	(116,125)	569,998
Increase (decrease) in other payable	(383,445)	786,680	(52,108)
Increase in provisions	5,651	26,563	42,381
Increase (decrease) in other payable from related parties	(8,014)	(8,236)	18,569
Decrease in other current liabilities	(139,654)	(7,598)	(64,457)
Decrease in other non-current liabilities	—	—	(64,951)
Cash used in operations	(11,393,562)	(9,022,448)	(5,369,441)
Interest received	75,836	75,103	96,575
Interest paid	(223,358)	(114,823)	(107,438)
Income taxes paid	10,189	(8,112)	(35,168)
Net cash used in operating activities	(11,530,895)	(9,070,280)	(5,415,472)

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

	2025	2024	2023
Cash flows from investing activities:
Acquisition of property, plant and equipment	(538,060)	(151,964)	(141,620)
Acquisition of intangible assets	(129,158)	(106,078)	(20,517)
Proceeds from disposal of intangible assets	—	98	11,291
Decrease in other financial assets-current	—	—	32,568
Increase in other financial assets-non-current	—	(62,125)	(131,262)
Increase in guarantee deposits paid	(7,831)	(326,042)	(65,725)
Decrease in guarantee deposits paid	84,899	101,769	10,739
Prepaid equipment costs	(17,248)	(205,672)	—
Acquisition of subsidiaries, net of cash and restricted cash acquired	—	—	3,650,605
Net cash flows from (used in) investing activities	(607,398)	(750,014)	3,346,079
Cash flows from financing activities:
Proceeds from long-term borrowings	—	1,186,709	—
Repayments of long-term borrowings	(349,698)	(831,391)	(335,574)
Repayments of preference share liabilities	(1,930,240)	(101,592)	—
Repayments of installment payables	(16,129)	(13,865)	—
Decrease in other payables from related parties	(122,951)	(216,478)	(228,096)
Increase (decrease) in other current liabilities – receipts under custody	(1,851,684)	923,093	(696,133)
Increase in guarantee deposits received	13,019	35,801	25,497
Decrease in guarantee deposits received	(19,765)	(9,557)	(10,752)
Advance receipts for share capital	16,569,700	9,170,000	10,834,290
Advance receipts for preference share liabilities	—	—	98,554
Payments of lease liabilities	(1,243,628)	(781,844)	(763,225)
Proceeds from non-current financial liabilities at fair value through profit or loss	2,550,000	—	430,000
Payment of non-current financial liabilities at fair value through profit or loss	—	(100,000)	(300,000)
Acquisition of equity interest in subsidiary	—	—	(1,517,730)
Dividends paid to non-controlling interests	—	—	(20,136)
Net cash flows from financing activities	13,598,624	9,260,876	7,516,695
Effect of exchange rate changes on cash and restricted cash	(827,284)	1,284,168	(31,128)
Net increase in cash and restricted cash	633,047	724,750	5,416,174
Cash and restricted cash at beginning of year	8,721,758	7,997,008	2,580,834
Cash and restricted cash at end of year	$9,354,805	8,721,758	7,997,008

Reconciliations of Each Non-IFRS Financial Measures (Adjusted Measures)

Adjusted Costs of Revenue

	2023	2024	2025
	US$000	US$000	US$000
Costs of revenue	(5,130)	(6,563)	(7,660)
SBC Adjustment	—	—	919
Adjusted costs of revenue	(5,130)	(6,563)	(6,741)
Adjusted gross profit	1,269	1,007	1,120

Excluding share-based compensation, Adjusted costs of revenue increased from US$6.6 million in 2024 to US$6.7 million in 2025, an increase of approximately 2.7%, primarily reflecting the continued growth of our payment business. As a result, Adjusted gross profit improved from US$1.0 million to US$1.1 million, and Adjusted gross margin improved from 13.3% to 14.2%, primarily attributable to a favorable shift in our revenue mix, as OwlNest subscription fees grew as a proportion of total revenue from approximately 10.0% in 2024 to 12.2% in 2025.

Adjusted Marketing and Sales Expenses

	2023	2024	2025
	US$000	US$000	US$000
Marketing and sales	(2,456)	(2,120)	(3,645)
SBC Adjustment	—	—	1,600
Adjusted marketing and sales	(2,456)	(2,120)	(2,045)

Excluding share-based compensation, Adjusted marketing and sales expenses decreased from US$2.1 million in 2024 to US$2.0 million in 2025, a decrease of approximately 3.5%, primarily attributable to our adoption of AI-assisted tools for content creation and marketing production, which reduced our reliance on third-party service providers, partially offset by an increase in headcount-related costs as we expanded our sales team.

Adjusted General and Administrative Expenses

	2023	2024	2025
	US$000	US$000	US$000
General and administrative	(3,361)	(5,232)	(21,712)
SBC Adjustment	—	—	9,997
Adjusted general and administrative	(3,361)	(5,232)	(11,715)

Excluding share-based compensation, Adjusted general and administrative expenses increased from US$5.2 million in 2024 to US$11.7 million in 2025, an increase of US$6.5 million, primarily driven by (i) an increase in legal and professional service fees from US$1.9 million to US$7.3 million, and (ii) media, marketing, and other professional service expenses of US$1.5 million incurred in connection with our Nasdaq listing, both of which were primarily non-recurring in nature.

Adjusted Research and Development Expenses

	2023	2024	2025
	US$000	US$000	US$000
Research and development	(2,231)	(2,571)	(7,042)
SBC Adjustment	—	—	4,295
Adjusted research and development	(2,231)	(2,571)	(2,747)

Excluding share-based compensation, Adjusted research and development expenses increased from US$2.6 million in 2024 to US$2.7 million in 2025, primarily driven by continued investment in our payment infrastructure and compliance capabilities.